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                                                                   Exhibit 99.a9


FOR IMMEDIATE RELEASE



        SEITA ANNOUNCES TERMINATION OF HART-SCOTT-RODINO WAITING PERIOD
             ON TENDER OFFER FOR ALL OF THE OUTSTANDING SHARES OF
                       CONSOLIDATED CIGAR HOLDINGS INC.



PARIS, FRANCE, JANUARY 5, 1999. Societe Nationale d'Exploitation Industrielle des Tabacs et Allumettes ("Seita") announced today that the waiting period under the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, in connection with Seita's acquisition of Consolidated Cigar Holdings Inc., was terminated on December 31, 1998, prior to its scheduled expiration.

Seita's cash tender offer to purchase all the outstanding shares of common stock of Consolidated Cigar Holdings Inc. at $17.85 per share will expire at midnight, New York City Time, on Thursday, January 21, 1999, unless extended, and is subject to a number of conditions.

Consolidated Cigar Holdings Inc. makes and distributes cigars and related products through Consolidated Cigar Corporation. Consolidated Cigar is a leading manufacturer and marketer of premium cigars and natural-wrapped mass-market cigars in the United States. Its brand portfolio includes H. Upmann, Montecristo, Don Diego, Santa Damiana, Don Miguel, Montecruz, Royal Jamaica, Antonio y Cleopatra, Dutch Masters, Backwoods, El Producto, Muriel and Dutch Treats.

With FRF 18.4 billion (3.3 billion US$) in sales (economic sales, i.e. sales of Seita-produced products plus distribution-margin revenues = FRF 7.2 billion) and FRF 827 million (150 million US$) in net income in 1997, Seita is France's leading tobacco products company. Its shares are listed on the Paris Bourse.
It sold 64.3 billion cigarettes in 1997, of which nearly 50% were sold outside France. In the cigar segment, the company is number one in France, with 38% of the market, number four in Europe and number seven worldwide. It is strategically committed to expanding in the global marketplace, supported by sustained growth in sales and an active acquisitions program.



                                 PRESS CONTACT:
      SEITA (Paris): Aneta Lazarevic - Telephone: (+33) 1 45 56 60 06 / 07